RS Investment Trust
Sub-Item 77M

On August 24, 2007, RS Technology Fund (formerly,The Information Age
Fund) acquired the assets and liabilities of RS Internet Age Fund through a tax-free merger pursuant to a plan of reorganization approved by the Board of Trustees. Shareholders of RS Internet Age Fund approved the merger at a meeting held on August 6, 2007.